9/13

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02054063

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46057

SEC MAIL PROCESSING SECTION RECEIVED AUG 29 2002 WASH. D.C. 154

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FORTREND SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 JACKSON STREET
(No. and Street)

SAN FRANCISCO (City) CALIFORNIA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH FORSTER (415) 986-6266
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name — *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311 (Address) LARKSPUR (City) CALIFORNIA (State) 94939 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

P

SEP 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH FORSTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORTREND SECURITIES, INC., as of JUNE 30, 2002, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

WITNESSED BY DEBORAH DOWLIN

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Supplemental accountants' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors
Fortrend Securities, Inc. and Subsidiary
San Francisco, California

We have audited the accompanying consolidated statement of financial condition of Fortrend Securities, Inc. (a Delaware corporation) and subsidiary as of June 30, 2002, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the sixteen months then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of Fortrend Securities, Inc. and subsidiary as of June 30, 2002, and the results of their operations, changes in stockholder's equity and their cash flows for the sixteen months then ended in conformity with U.S. generally accepted accounting principles.

The information contained on pages 12 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

As discussed in Note D to the financial statements, the Company has filed its income tax returns on a basis that claimed additional income tax basis on certain investments that are either currently held or have previously been sold. This additional tax basis and related tax losses and income tax savings are not reflected in these financial statements. Upon examination by tax authorities, this could result in additional penalties and interest being assessed in addition to the income taxes accrued on its statement of operations. The ultimate outcome of a tax examination cannot presently be determined but management is of the opinion that it would not have a material effect on the Company's financial position. Accordingly, no provision for any liability that may result from penalties and interest has been made in the financial statements

Cloverdale E. Grove

CERTIFIED PUBLIC ACCOUNTANTS

August 1, 2002

FORTREND SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

June 30, 2002

ASSETS

Cash and cash equivalents	$ 112,944
Deposit with clearing broker	250,000
Due from clearing broker	386,823
Due from shareholders	10,000
Other assets	934
	$ 760,701

LIABILITIES AND STOCKHOLDER'S EQUITY

Wages payable	$ 22,000
Income taxes payable	345,207
Total liabilities	367,207
Stockholder's equity	
Common stock, no par, 6,000 shares authorized, 3,150 shares issued and outstanding	5,622
Paid in capital	226,167
Retained earnings	161,705
Total stockholder's equity	393,494
	$ 760,701

See notes to financial statements.

FORTREND SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

For the Sixteen Months Ended June 30, 2002

REVENUES	
Commissions	$ 1,049,937
Gain on securities	23,644
Other income	217,928
Interest and dividend income	137,507
	1,429,016
EXPENSES	
Compensation and benefits	694,074
Management fees	569,933
Office and administrative services	272,000
Regulatory fees	6,688
Other operating expenses	163,949
	1,706,644
LOSS BEFORE INCOME TAXES	277,628
INCOME TAXES	800
NET LOSS	$ 278,428

See notes to financial statements.

FORTREND SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Sixteen Months Ended June 30, 2002

	Common Stock No.	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, February 28, 2001	3,150	$ 5,622	$ 226,167	$ 440,133	$ 671,922
Net loss			-	(278,428)	(278,428)
Balance, June 30, 2002	3,150	$ 5,622	$ 226,167	$ 161,705	$ 393,494

See notes to financial statements.

FORTREND SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Sixteen Months Ended June 30, 2002
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (278,428)
Adjustments to reconcile net income to net cash used by operating activities:	
Change in assets and liabilities:	
Decrease in marketable securities owned	16,616
Decrease in due from clearing broker	285,457
(Increase) in other assets	(686)
(Decrease) in accounts payable	(3,252)
(Decrease) in marketable securities sold, not yet purchased	(34,549)
Net adjustments	263,586
Net cash used by operating activities	(14,842)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(14,842)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	127,786
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 112,944
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for: Interest	$ 515
Taxes	$ 800

See notes to financial statements.

FORTREND SECURITIES, INC. AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

For the Sixteen Months Ended June 30, 2002

NOTE A – Summary of Significant Accounting Policies

General

Fortrend Securities, Inc. (the Company), a Delaware corporation, was incorporated in March, 1992, and registered as a broker-dealer in the state of California in May, 1992. The Company engages primarily as a clearing conduit for the sale of U.S. securities to Australian investors thru its wholly-owned subsidiary, Fortrend Securities Pty. Ltd. (an Australian corporation) (the Subsidiary). The Subsidiary was incorporated in 1992 and engages in the brokerage of securities in Australia.

Change in Year End

Effective March 1, 2001, the Company changed its year end for accounting purposes from February 28 to June 30.

Basis of Consolidation

The consolidated financial statements include the accounts of Fortrend Securities Pty. Ltd., a wholly owned foreign subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all transactions for customers on a fully disclosed basis with a clearing broker-dealer and who promptly transmit all customer funds and securities to the clearing broker-dealer.

Securities Transactions

Investments in marketable securities are shown at market value. The change in unrealized gains and losses on marketable securities is reflected on the statement of operations. Investments in securities with no determinable marketable value are shown with no value.

Securities transactions are recorded on the trade date.

NOTE A – Summary of Significant Accounting Policies (Continued)

Advertising

The Company and Subsidiary follow the policy of expensing advertising costs as incurred.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due or refundable. The Company files its income tax returns using the cash basis of reporting income and expenses. Provision is made, when applicable, for deferred income taxes in recognition of any timing differences.

The Company continues to file its tax returns on a fiscal year basis that ends February 28.

NOTE B – Related Parties

The Company is affiliated Paine Webber Pty. Ltd., an Australian corporation. The Company's officer and shareholder is also an officer and major shareholder of Paine Webber Pty Ltd. The Company paid fees to Paine Webber Pty. Ltd. during the sixteen months ended June 30, 2002, for management services totaling $569,933, which is included in management fees in the consolidated statement of operations.

Another related company in San Francisco provides operating facilities, employees and manages and performs all operating activities of Fortrend Securities, Inc. in San Francisco. Fees paid to the related company during the sixteen months ended June 30, 2002, amounted to $272,000, and are reported as office and administrative services in the consolidated statement of operations.

NOTE C – Income Taxes

The provision for income taxes consists of state taxes currently payable.

No deferred taxes were provided for as the Company's deferred tax assets and liabilities were insignificant at June 30, 2002.

It is management's opinion that the Company has additional tax basis in certain securities that were previously contributed to the Company and subsequently sold. This additional tax basis was not reasonably determinable and as a result, the related tax losses and income tax benefits have not been recorded in the financial statements. Therefore, the tax provision is based on the results of operations without considering any tax effects of the additional tax basis of these securities.

NOTE D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2002, the Company's net capital is $369,576, which is $269,576, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at June 30, 2002, was .99 to 1.0

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

FORTREND SECURITIES, INC.

COMPUTATION OF NET CAPITAL

June 30, 2002

NET CAPITAL	
Consolidated stockholder's equity	$ 393,494
Less non-allowable assets:	
Due from shareholders	(10,000)
Other assets	(934)
	(10,934)
Net capital before haircuts on securities positions	382,560
Haircuts on securities	
Other securities	(6,866)
Money market fund	(6,118)
	(12,984)
NET CAPITAL	$ 369,576
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Wages payable	$ 22,000
Income taxes payable	345,207
	$ 367,207
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 269,576
Ratio of aggregate indebtedness to net capital	.99 to 1.0

FORTREND SECURITIES, INC.

RECONCILIATION OF NET CAPITAL

June 30, 2002

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 369,574
Audit adjustments:	
Rounding	2
Net capital, as computed	$ 369,576
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$ 367,207
Aggregate indebtedness, as computed	$ 367,207

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

August 1, 2002

Board of Directors
Fortrend Securities, Inc.
San Francisco, California

In planning and performing our audit of the consolidated financial statements of Fortrend Securities, Inc. (the Company) and Subsidiary, for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by Rule 17a-13, and (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve system,

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the consolidated financial statements of the Company for the sixteen months ended June 30, 2002, and this report does not affect our report thereon dated August 1, 2002.

Compliance with Corporate Tax Filing Requirements

The corporate tax returns for the prior years may not have been prepared on a basis consistent with the audited financial statements. As described in Note D to the financial statements, the Company claimed tax losses and income tax benefits on sales of securities with additional tax basis which was not reasonably determinable.

We understand that practices and procedure that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Randall & Gowe

CERTIFIED PUBLIC ACCOUNTANTS